Main Place Funding, LLC

(A wholly owned subsidiary of Bank of America, N.A.

which is a wholly owned indirect subsidiary of Bank of America Corporation)

Financial Statements

For the Period Ended September 30, 2010

- unaudited -

Page(s)

Financial Statements

Notes to Financial Statements................................................................................................. 7–15

Main Place Funding, LLC

Balance Sheet

As of September 30, 2010 - unaudited

(in thousands of dollars)	September 30,
2010
Assets
Cash and cash equivalents	$ 1,062,148
Derivative assets	228
Accounts receivable from affiliates	2,778
Other assets	28
Total assets	$ 1,065,182
Liabilities
Derivative liabilities with affiliates	$ 46
Accounts payable to affiliates	131
Other liabilities	95
Total liabilities	272
Member's Equity
Contributed equity	1,000,338
Undistributed income	64,572
Total member's equity	1,064,910
Total liabilities and member's equity	$ 1,065,182

Main Place Funding, LLC

Statement of Income

For the Period Ended September 30, 2010 - unaudited

                                                   9 Month

(in thousands of dollars)	Period Ended
September 30, 2010
Income
Interest on time deposits placed	$ 1,204
Derivative trading income	(446)
Total income	758
Expenses
Other general and operating expenses	170
Total expenses	170
Income before income taxes	588
Income tax expense	222
Net Income	$ 366

Main Place Funding, LLC

Statement of Income

For the Period Ended September 30, 2010 - unaudited

(in thousands of dollars)			Total
	Contributed	Undistributed	Member’s
	Equity	Income	Equity
Balances on December 31, 2009	$ 1,000,338	$ 64,206	$ 1,064,544
Net Income		366	366
Balances on September 30, 2010	$ 1,000,338	$ 64,572	$ 1,064,910

Main Place Funding, LLC

Statement of Cash Flows

For the Period Ended September 30, 2010 - unaudited

(in thousands of dollars)	9 Month Period Ended
September 30, 2010
Operating Activities
Net Income	$ 366
Reconciliation of net income to cash from operating activities
Net decrease in derivatives assets	1,288
Net decrease in accounts receivable from affiliates	222
Net decrease in other assets	66
Net (decrease) in derivatives liabilities with affiliates	(452)
Net (decrease) in account payable to affiliates	(2,021)
Net (decrease)/increase in other liabilities	32
Net cash used in/provided by operating activities	(499)

Net (decrease) in cash and cash equivalents	(499)
Cash and cash equivalents at beginning of period	1,062,647
Cash and cash equivalents at end of period	$ 1,062,148

Main Place Funding, LLC

Statement of Changes in Member’s Equity

For the Period Ended September 30, 2010 - unaudited

1.     Description of Business

Main Place Funding, LLC (“Main Place” or the “Company”), a Delaware limited liability company, is a wholly owned subsidiary of Bank of America, N.A. (the “Parent”), which is a wholly owned indirect subsidiary of Bank of America Corporation (the “Corporation”).

Main Place was established originally as a Maryland real estate investment trust to consolidate the acquisition, holding and management of certain closed-end residential mortgage loans owned by certain affiliates of the Corporation. In August 2002, Main Place Trust, a Delaware business trust, was incorporated into the Parent. The Parent holds a 100 percent membership interest in Main Place. Main Place is also considered a single-member LLC under current tax law.

On October 21, 2002, Main Place adopted an Amended and Restated Limited Liability Company Agreement which removed certain restrictions on the business activities of Main Place, permitting it to engage in any activity and to exercise any powers permitted to limited liability companies under the laws of the State of Delaware.

Main Place operates a business of entering into financial warranty agreements in favor of third party trusts for a fee. As of September 30, 2010, Main Place was the warranty provider of two financial warranty agreements to third party trusts. These trusts are open-end, diversified, registered investment companies. Under the terms of these warranty agreements, Main Place provides financial warranties in order to ensure that the trusts are able to redeem all of the outstanding shares of specified series on the warranty maturity dates for an amount at least equal to an aggregate protected net asset value.

For each of the financial warranty agreements entered into by Main Place with a third party trust, Main Place also entered into an agreement with Merrill Lynch International (“MLI”) (a hedge counter-party) to mitigate all the market risk associated with the aggregate equity exposure and potential payment to the third party trusts.

2.     Summary of Significant Accounting Policies

Basis of Presentation— The Financial Statements are presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), which include industry practices.

In July 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, (“ASC 105”), which approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations. All accounting references within this report are in accordance with the new Codification.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from affiliated banks and investments in time deposits with an original maturity of less than 90 days.

Derivatives

All derivatives are recognized on the balance sheet at estimated fair value and changes in fair value are recorded in the statement of income within derivative trading income. For additional information on derivatives, see Note 3 – Derivatives – Financial Warranty Agreements.

Income Taxes

Main Place is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes. The predominant practice for single-member LLCs is to provide for income taxes in their separate financial statements. The accompanying financial statements include an income tax provision for the period ended September 30, 2010. For additional information on income taxes, see Note 5 - Income Taxes.

Main Place accounts for income taxes in accordance with ASC 740-10, “Income Taxes” as interpreted by ASC 740-10-25, “Income Taxes – Recognition”, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under ASC 740-10-25, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company accrues income-tax related interest and penalties (if applicable) within income tax expense.

Main Place's operating results are included in the consolidated federal income tax return of the Corporation and various state returns of the Corporation and/or affiliates. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3.     Derivatives – Financial Warranty Agreements

Main Place is in the business of entering into financial warranty agreements with third party trusts. As of September 30, 2010, Main Place was the warranty provider of two financial warranty agreements. Under the terms of the agreements, Main Place provided financial warranties in the amount of up to a maximum protection amount of $373 million in order to ensure that the trusts are able to redeem all of the outstanding shares at maturity date. The trusts' aggregate net asset value of outstanding shares was $97 million and aggregate protected amount provided by Main Place was $94 million on September 30, 2010. For each of the financial warranty agreements entered into by Main Place with a third party trust, Main Place also entered into an agreement with a hedge counter-party to mitigate the market risk associated with the aggregate equity exposure and potential payment to the third party trust. For the effects of derivative instruments on the Company’s financial position and performance, see Note 6 – Fair Values of Financial Instruments.

Novated Agreements

In September 2008, the Corporation announced an agreement to acquire Merrill Lynch & Co., Inc. (Merrill Lynch) in an all-stock transaction. In connection with the transition, four Merrill Lynch Bank U.S.A. (“MLBUSA”) financial warranty agreements were identified as being materially comparable to existing guarantees supported by Main Place. The Office of the Comptroller of the Currency (“OCC”) and the new third party trust funds counterparties approved the novation of the four Merrill Lynch financial warranty agreements to Main Place, which occurred on June 30, 2009. Two of these agreements matured/terminated in the 3rd quarter of 2010.

On June 30, 2009, Main Place entered into a financial warranty agreement with DWS Target Fund, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the"Trust”), on behalf of its series DWS LifeCompass Protect Fund and Deutsche Investment Management Americas Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $1.0 billion in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of November 16, 2017, as defined in the financial warranty agreement. The fund was liquidated and the agreement terminated on July 27, 2010.

On June 30, 2009, Main Place entered into a swap agreement with MLI. Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $1.0 billion, corresponding to Main Place’s obligations under the financial warranty in favor of DWS Target Fund, on behalf of its series DWS LifeCompass protect Fund. The fund was liquidated and the agreement terminated on July 27, 2010.

On June 30, 2009, Main Place entered into a financial warranty agreement with Oppenheimer Principal Protect Trust, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of its series Oppenheimer Principal Protected Main Street Fund and Oppenheimmer Funds, Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $260.9 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of August 5, 2010, as defined in the financial warranty agreement. This agreement matured as per the terms of the agreement on August 5, 2010.

On June 30, 2009, Main Place entered into a swap agreement with MLI (hedge counter party). Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $260.9 million, corresponding to Main Place’s obligations under the financial warranty in favor of Oppenheimer Principal Protect Trust, on behalf of its series Oppenheimer Principal Protected Main Street Fund. This agreement matured as per the terms of the agreement on August 5, 2010.

On June 30, 2009, Main Place entered into a financial warranty agreement with Oppenheimer Principal Protect Trust II, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of its series Oppenheimer Principal Protected Main Street Fund II and Oppenheimmer Funds, Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $285.6 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of March 3, 2011, as defined in the financial warranty agreement.

On June 30, 2009, Main Place entered into a swap agreement with MLI (hedge counter party). Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $285.6 million, corresponding to Main Place’s obligations under the financial warranty in favor of Oppenheimer Principal Protect Trust II, on behalf of its series Oppenheimer Principal Protected Main Street Fund II.

On June 30, 2009, Main Place entered into a financial warranty agreement with Oppenheimer Principal Protect Trust III, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of its series Oppenheimer Principal Protected Main Street Fund III and Oppenheimer Funds, Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $87.4 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of December 15, 2011, as defined in the financial warranty agreement.

On June 30, 2009, Main Place entered into a Swap agreement with MLI (hedge counter party). Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $87.4 million, corresponding to Main Place’s obligations under the financial warranty in favor of Oppenheimer Principal Protect Trust III, on behalf of its series Oppenheimer Principal Protected Main Street Fund III.

Main Place structures these financial warranties to include investment constraints and certain pre-defined triggers that would require the underlying assets or portfolio of the relevant trust to be liquidated and allocate all of the assets of the Fund to the Fixed Income Portfolio (the “Defeasance Portfolio”). Main Place is required to fund any shortfall as the difference between the net asset value and the guaranteed net asset value of the trust’s assets based on the financial warranty agreements.

If a pre-defined trigger event occurs and is continuing past the cure period on the funds, Main Place has the right to reallocate the assets to the Defeasance Portfolio or cash (the “Defeasance Event’). Where there is a defeasance event that results in a contingent liability or draw down on the financial warranty agreement, Main Place records a receivable from the hedge counter-party and payable to the third party trusts based upon the difference between the funds' net asset value and the funds guaranteed net asset value. Payment to the third party trusts will be according to the terms of financial warranty agreements. Where there is no defeasance event, no derivative liability to a third party trust will be recorded.

Oppenheimer Principal Protect Trust II’s and Oppenheimer Principal Protect Trust III’s maximum equity component based on the financial warranty equity allocation formula fell below the contractual percentage and therefore moved into a defeasance portfolio. Due to this event, the portfolios were 100% weighted into U.S. Treasury securities. There was no shortfall amount calculated as the funds' net asset value was greater than the guaranteed net asset value.

On May 12, 2009 Main Place executed an ISDA Master Agreement and Credit Support Annex with MLI to support this hedge counter-party arrangement.

Additional information regarding the effect of derivative instruments on Main Place's Balance Sheet, Income Statement and Cash Flows is included on the face of the respective financial statements, and in Note 6, Fair Value of Financial Instruments.

4.     Affiliate Transactions

Main Place maintains its cash and cash equivalent accounts with the Parent. Main Place had $1.1 billion of time deposits placed with the Parent at September 30, 2010. Interest income on time deposits placed with the Parent for the period ended September 30, 2010 was $1.2 million.

As described more fully in Note 3, MLI, an affiliate of Main Place, has entered into swap agreements with Main Place. Under the terms of these agreements, MLI provides hedge protection in favor of Main Place in the amount of up to a maximum protection of $373 million which corresponds with Main Place obligations under the financial warranty agreements in favor of the four third party trusts. The aggregate protected amount under the financial warranties was $94 million as of September 30, 2010, which corresponds with Main Place’s current obligations under two financial warranty agreements to the third party trusts.

Accounts receivable from affiliates on September 30, 2010 was $2.8 million related to current federal taxes receivable from the Corporation.

5.     Income Taxes

The Internal Revenue Service (IRS) has completed the examination phase of the Corporation’s federal income tax returns for the years 2000 through 2002 and issued Revenue Agent’s Reports (RAR) to the Corporation. The Company is included in the Corporation’s federal income tax returns. Included in these RARs were several proposed adjustments that were protested to the Appeals office of the IRS. Management expects conclusion of these examinations within the next twelve months. The resolution of the proposed adjustments is not expected to impact the Company’s financial condition. However, final determination of the audit or changes in the estimate may result in future income tax expense or benefit to the Company. The Corporation’s federal income tax returns, which included the Company, for the years 2003 through 2005, remain under examination by the IRS. Management does not expect these matters to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

At September 30, 2010, the Company had no unrecognized tax benefits (UTB). During the period ended September 30, 2010 there were no increases, decreases, settlements or expirations of statute of limitations affecting the UTB balance. At September 30, 2010, the Company had no accrual for interest and penalties that related to income taxes, nor did it recognize interest or penalties within income tax expense during the period ended September 30, 2010.

The components of income tax for the period ended September 30, 2010 are as follows (dollars in thousands):

Period ended September 30, 2010
Current – expense (benefit)
Federal	197
State	25
Total income tax expense (benefit)	222

A reconciliation of the expected federal income tax expense using the federal statutory rate of 35 percent to the actual and pro-forma income tax expense for the period ended September 30, 2010, was as follows (dollars in thousands):

Period ended September 30, 2010
Expected federal tax expense	206
Increase (decrease) in taxes resulting from:
State tax expense (benefit), net of federal	16
Other	0
Total income tax expense (benefit)	222

Main Place had no deferred tax assets or liabilities as of September 30, 2010.

Current federal taxes receivable from the Corporation, inclusive of current state taxes payable to the Parent, was $2.8 million at September 30, 2010 and are included in due from affiliates on the Balance Sheet.

6.     Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within Level 3 below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Techniques

Short-Term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, accounts receivable from customer and accrued expenses due to affiliates approximates the fair value. These financial instruments generally expose Main Place to limited credit risk, have no stated maturities or have maturities of less than 90 days.

Derivatives

Derivative assets and liabilities are recognized on the balance sheet at estimated fair value, with changes in fair value recorded in the statement of income. Management calculates the fair value of the financial warranty agreements as the net present value of the estimated future cash flows using an Excel based model and are therefore classified as Level 3 measurements. The estimated future cash flows are based on the estimated fees to be received from the funds, as disclosed in Note 3, and paid to the Parent and MLI (hedge counter-party). These fees are calculated based on the net asset value of the after mentioned funds on September 30, 2010. See note 7 “Defeasance Event”.

The table below presents a reconciliation of changes in fair value of derivative instruments for the three months ended September 30, 2010.

Level 3 Fair Value Measurements Three Months Ended September 30, 2010
	Derivative	Derivative
(in thousands of dollars)	Assets	Liabilities
Balance, January 1, 2010	$ 1,516	$ (498)
Unrealized gains or losses associated with Assets/Liabilities held for the period ended June 30, 20 10	(675)	229
Purchases, issuances and settlements	(613)	223
Balance, September 30, 2010	$ 228	$ (46)

Main Place Funding, LLC

Notes to Financial Statements

For the Period Ended September 30, 2010 - unaudited

7.     Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, disclosure of the date through which an entity has evaluated subsequent events is required as well as the basis for that date. The adoption of this standard did not impact the Company’s financial condition or results of operations. The Company evaluated subsequent events through November 15, 2010.